SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 15 January, 2021

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

15 January 2021

BP announces non-executive director resignation

In accordance with paragraph 9.6.11 of the UK Listing Rules, BP plc ("bp") today announced that Dame Alison Carnwath, non-executive director, has given notice of her decision to step down from the bp board for personal and professional reasons, with effect from 14 January 2021.

Helge Lund, chair of bp, said: "On behalf of the board, I would like to thank Alison for the important contribution she has made to bp over the last three years."

Further information

bp press office, London: bppress@bp.com, +44 (0)7831 095541

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 15 January 2021
/s/ Ben J. S. Mathews
------------------------
Ben J. S. Mathews
Company Secretary